UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-284423), Registration Statement on Form F-3 (File No. 333-291917) and Registration Statement on Form S-8 (File No. 333-264089).

On July 13, 2026, Vision Marine Technologies Inc. (the "Company") issued a press release reporting its unaudited financial results for the three-month and nine-month periods ended May 31, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

On July 14, 2026, the Company issued a press release announcing the completion of its previously announced at-the-market equity offering program pursuant to the Sales Agreement, dated January 23, 2026, with ThinkEquity LLC, as sales agent.  Pursuant to the completed program, the Company sold an aggregate of 6,380,235 common shares for aggregate gross proceeds of $16,334,922 and net proceeds of $15,552,243, after deducting sales commissions and other offering expenses of $782,679. The share amount set forth above gives effect to the Company’s most recent share consolidation that became effective on June 17, 2026.

The at-the-market offering program is complete, and no additional common shares will be issued or sold under the prospectus supplement relating to the completed program

Copies of the Company’s press releases dated July 13, 2026, and July 14, 2026, are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K

Exhibit No.	Index

99.1	Press Release issued by Vision Marine Technologies Inc. on July 13, 2026, entitled “Vision Marine Technologies Delivers 27% Sequential Q3 Revenue Growth”

99.2	Press Release issued by Vision Marine Technologies Inc. on July 14, 2026, entitled “Vision Marine Technologies Completes US$16.3 Million At-the-Market Equity Offering Program”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: July 17, 2026	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer